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Exhibit 7(b)
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                   [LETTERHEAD OF HOWARD & HOWARD]



                          April 24, 1998


VIA FACSIMILE THEN CERTIFIED MAIL -
RETURN RECEIPT REQUESTED

Dale A. Schempp, Esq.
Noll Law Office
802 South Second Street
Springfield, IL  62704

Dear Mr. Schempp:

      This letter will confirm our telephone conversation yesterday during which I indicated that my client, Illini Corporation (the "Company"), has received a Schedule 13D filed by your client, Ida R. Noll, on April 16, 1998. The Schedule 13D reported an increase in the amount of the Company's common stock beneficially owned by Ida Noll to 44,863 shares which represent 10.0039% of the total amount of issued and outstanding shares of the Company's common stock. The Schedule 13D indicates that the increase in the amount of the Company's common stock beneficially owned by Mrs. Noll was a result of recent gifts of the Company's common stock from Mrs. Noll's mother, Mrs. Amy Rock.

      As I indicated during our telephone conversation, Mrs. Noll has become an "Acquiring Person" as defined by the Company's Rights Agreement (the "Plan") dated June 20, 1997 as a result of the gifts reported in the Schedule 13D. As you know, under the terms of the Plan the existence of an Acquiring Person triggers the issuance of the Company's common stock purchase rights authorized by the Plan (the "Rights"), which will result in significant economic and voting dilution of the equity interest of the Acquiring Person.

      The Company is assuming that Mrs. Noll became an Acquiring Person inadvertently as a result of the gifts reported in the Schedule 13D.
Section 1(a) of the Plan provides that "no



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Dale A. Schempp, Esq.
April 24, 1998
Page 2

Person shall become an "Acquiring Person". . . if the Board of Directors determines that such Person became an Acquiring Person inadvertently, and such Person promptly divests itself of a sufficient number of shares of Common Stock so that such Person is the Beneficial Owner of such number of shares of Common Stock so that such Person no longer would be an Acquiring Person." Section 3 of the Plan provides that the rights agent will mail certificates representing the Rights to the company's stockholders a soon as practicable after the Distribution Date, which, in this case, is defined as the 10th business day after April 16, 1998, the date of filing of Mrs. Noll's
Schedule 13D. Accordingly, as permitted by Section 1 of the Plan, the Board of Directors will determine that Mrs. Noll became an Acquiring Person inadvertently if Mrs. Noll provides to the Company no later than Thursday, April 30, 1998 satisfactory evidence that she has divested a sufficient number of shares of the Company's common stock so that she would beneficially own less than 10% of the total number of issued and outstanding shares of the Company's common stock.

      I believe you already have a copy of the Rights Agreement; however, if you need a copy please contact me immediately and I will fax a copy to you. I look forward to hearing from you.

                             Very truly yours,

                             HOWARD & HOWARD ATTORNEYS

                             /s/ Theodore L. Eissfeldt

                             Theodore L. Eissfeldt

TLE/pw
cc:   Mrs. Ida Noll
      (via certified mail-return
      receipt requested)
      Mr. Burnard K. McHone
      (via facsimile)